UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-36867

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLERGAN, INC.

RETIREMENT 401(k) PLAN

(formerly, ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN)

5 Giralda Farms

Madison, NJ 07940

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400

Ireland

Allergan, Inc. Retirement 401(k) Plan

Index to Financial Statements

and Supplemental Schedules

*

All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Allergan, Inc. Retirement 401(k) Plan (formerly, Allergan, Inc. Savings and Investment Plan)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Retirement 401(k) Plan (formerly, Allergan, Inc. Savings and Investment Plan) (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since March of 2015.

EISNERAMPER LLP

Iselin, New Jersey

June 14, 2019

Allergan, Inc. Retirement 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$2,114,742,748	$2,321,000,110

Total investments	2,114,742,748	2,321,000,110
Notes receivable from participants	18,753,852	18,586,310
Other receivables	129,550	484,286
Contributions receivable
Company	125,526,546	93,177,420
Participant	—	1,690

Total contributions receivable	125,526,546	93,179,110

Liabilities
Excess Contributions Payable	637,436	—

Net assets available for benefits	$2,258,515,260	$2,433,249,816

See accompanying Notes to the Financial Statements.

Allergan, Inc. Retirement 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

2018
Additions to net assets
Investment income
Interest and dividend income	$31,298,522
Net realized/unrealized (depreciation) in fair value of investments	(185,114,839)

Total investment (loss)	(153,816,317)

Interest income from notes receivable from participants	920,054
Contributions
Company	125,729,955
Participant	104,097,020
Rollovers	16,808,011

Total contributions	246,634,986

Total additions to net assets	93,738,723

Deductions from net assets
Benefits paid to participants	266,005,852
Administrative expenses	2,467,427

Total deductions from net assets	268,473,279

Net decrease	(174,734,556)
Net assets available for benefits
Beginning of year	2,433,249,816

End of year	$2,258,515,260

See accompanying Notes to the Financial Statements.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

1.	Description of Plan

The following description of the Allergan, Inc. Retirement 401(k) Plan (formerly known as the Allergan, Inc. Savings and Investment Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. On March 17, 2015, Allergan plc (at the time known as Actavis plc) (the “Company” or the “Employer”) acquired Allergan, Inc. (the “Allergan Acquisition”). As a result of the Allergan Acquisition, the Company became the sponsor of the Plan. The Plan covers certain eligible employees of the Company as defined below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan Employee Benefits Committee (the “Plan Committee”). The Plan Committee is charged with the general administration of the Plan and for carrying out its provisions, including the ability to amend and make certain design related changes to the Plan. They are also charged with plan governance. The Benefits Oversight Committee has responsibility to monitor the performance of the Plan Committee and Investment Committee. The Fidelity Management Trust Company (“Fidelity”) is the Trustee and Fidelity Workplace Services LLC is the recordkeeper for the Plan.

During the year ended December 31, 2017, the Company completed the acquisitions of LifeCell Corporation (“LifeCell”), a subsidiary of Acelity L.P. Inc and Zeltiq Aesthetics, Inc. (“Zeltiq”). The assets which were held by the Acelity 401(k) Plan were transferred into the Plan. LifeCell eligible employees became eligible to participate in the Plan on March 27, 2017. Effective October 1, 2017, the Zeltiq Aesthetics 401k Plan, was legally merged with and into the Plan. Zeltiq employees became eligible to participate in the Plan on October 1, 2017.

Contributions and Eligibility

The Plan provides for immediate participation of eligible employees in the Plan. The Company’s eligible United States employees may contribute a portion of their compensation (as defined in the Plan), on a before tax basis, after tax basis (including Roth 401(k)), or a combination thereof, subject to the limitations set forth in the Plan and the Code.

The Company’s eligible United States employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of compensation, as defined, unless the employee affirmatively elects a different rate. Effective October 1, 2017, the Plan also added an automatic escalation feature where by the deferral will increase each July 1st by 1% up to a maximum of 8%.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company’s eligible Puerto Rico-based employees may contribute a portion of their compensation (as defined by the Plan), either on a before tax basis, after tax basis, or a combination thereof, subject to the limitations defined in the Plan and the Puerto Rico Internal Revenue Code.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

Participants direct the investment of their contributions into various investment options offered by the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s Global Security Trading Policy. The Investment Committee, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options. During the year ended December 31, 2018, the Investment Committee added self-directed brokerage accounts as an investment option.

The Company match is 100% of the first 8% of a participant’s contributions up to the IRS limit made on an annual basis to eligible employees as of the end of the Plan year. In addition to the matching contributions, the Company could also elect to make discretionary profit sharing contributions and the Company could also make additional matching contributions up to 4% of the participant deferred compensation based on the Company’s achievement of certain performance goals. Employees are required to be employed by the Company on the last day of the Plan year to receive any employer contribution and discretionary profit sharing contribution, if any. Effective January 1, 2018, employees who have reached age 55 and have 5 years of credited service or who have reached their normal retirement age under the Plan will be eligible to receive the employer match, additional match and profit sharing even if they do not meet the last day requirement. Effective January 1, 2018, employees who have been terminated as part of a workforce restructuring program, a termination as part of a change of control or an involuntary termination will be eligible to receive the employer match, additional match and profit sharing even if they do not meet the last day requirement.

The Company made an additional matching contribution of 4% and 1% for the years ended December 31, 2018 and December 31, 2017, respectively, based on the achievement of certain performance goals. For the years ended December 31, 2018 and December 31, 2017, the Company did not make any discretionary profit sharing contributions.

Vesting

Participant contributions are fully vested at all times. Effective January 1, 2016, participants who were active participants became fully vested for the Company matching, additional matching, and discretionary profit sharing contributions.

Prior to January 1, 2016, participants forfeited their share of non-vested employer contributions if they terminated their employment before becoming 100% vested. Employer matching contributions vested based on a cliff vesting of three years of service. After three years of service, all employer matching contributions were fully vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest at the prime interest rate, which ranged from 4.5% on January 1, 2018 to 5.5% on December 31, 2018, on the first day of the month the loan is borrowed plus 1%. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through payroll deductions. Effective October 1, 2017, terminated employees have the option to continue to repay their loans based on the repayment schedule. As of December 31, 2018, the rates of interest on outstanding loans ranged from 4.25% to 10.25% with various maturities through February 2037. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Upon termination of service due to separation from the Company (including due to death, disability, or retirement), a participant (or beneficiary, in case of the participant’s death) may receive the value of his or her vested interest in a lump-sum distribution or to rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $1,000 up until age 70 ½, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the Code and an in-service distribution may be taken for a participant’s vested account balance after age 59 ½.

Forfeitures

Forfeitures may be used by the Company to offset future employer contribution requirements, to reinstate rehired employee accounts and to pay plan expenses. As of December 31, 2018 and 2017, forfeited nonvested accounts totaled approximately $13,000 and $1,123,000, respectively. During the year ended December 31, 2018, the Plan utilized approximately $844,000 to offset employer contributions made to the plan and approximately $481,000 to pay plan expenses.

Administrative Expenses

In the year ended December 31, 2018, the Plan paid recordkeeping, legal, and advisory expenses of approximately $2,467,000. The expenses primarily related to recordkeeping, legal, and advisory service fees, participant loan fees and distribution fees. Certain participant initiated administration fees are charged directly to the account balance of the participant requesting the service.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

Plan Termination

In the event the Board of Directors of Allergan, Inc. decides it is impossible or inadvisable for business reasons to continue the Plan, then it may, by resolution or by action of the Allergan Employee Benefits Committee, terminate the Plan. In the event of Plan termination, the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Volatility in the financial market may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2018 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 “Fair Value Measurements” for a discussion of fair value measurements. If available, quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in value of investments are included the Plan’s gains and losses on investments bought and sold as well as investments held during the year.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncements

In August, 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update apply to all entities that are required to make disclosures about recurring or nonrecurring fair value measurements. ASU 2018-13, eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent annual period presented in the year of adoption. All other amendments should be applied retrospectively to each period for which the financial statements are presented. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date.

The Plan elected to adopt ASU 2018-13 as of and for the year ended December 31, 2018. There is no effect on the Plan’s financial statements.

3.	Related Party and Party in Interest Transactions

Certain investments are managed by Fidelity Management Trust Company, who acts as the Plan trustee. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid approximately $2,072,000 to Fidelity in fees and expenses for the year ended December 31, 2018. The Plan paid approximately $395,000 in legal and advisory fees and expenses.

The value of the Allergan plc ordinary shares is $171,793,017 and $224,435,610 as of December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, there were 1,285,299 and 1,372,023 ordinary shares of the Allergan plc stock held in the Plan, respectively.

Fidelity provides certain administrative services to the Plan and receives revenue from mutual fund providers for services the trustee provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity from such mutual fund service providers exceeds the amounts owed, Fidelity remits the excess to the Plan pursuant to the service agreement. Such amounts may be applied to pay the Plan administrative expenses or allocated to the accounts of the participants. During the year ended December 31, 2018, the Plan earned approximately $516,240, of which approximately $126,460 was received subsequent to December 31, 2018 and is reflected as a receivable on the statement of net assets available for benefits and included in net realized/unrealized depreciation in fair value of investments on the statement of changes in net assets available for benefits. At December 31, 2018 and 2017, the account balance was approximately $213,000 and $482,000, respectively. During the year ended December 31, 2018, the Plan utilized approximately $788,000 of the funds to pay administrative expenses, which is included in Note 1.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

4.	Tax Status

The Plan obtained its latest determination letter on March 25, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

5.	Fair Value Measurements

FASB Accounting Standard Codification (“ASC”) 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2018 and 2017. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Allergan plc ordinary shares – Valued at the closing price reported on the active market on which the individual securities are traded. The Plan held $171,793,017 and $224,435,610 of Allergan plc ordinary shares as of December 31, 2018 and 2017, respectively.

Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end using the daily closing price. Mutual funds held by the Plan are deemed to be actively traded. Excessive trading in these investments will result in the limitation or prohibition of additional purchases (other than contribution and loan repayments) for 85 calendar days; additional excess trading will result in a limitation of one exchange day per calendar quarter for a 12 month period.

Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds all of which are valued at the closing price reported in the active market in which the securities are traded. Investment in the self-directed brokerage account may not exceed 95% of an employee’s total investment and require a minimum of $500.

Collective trust funds – Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Excessive trading in these investments will result in the limitation or prohibition of additional purchases (other than contribution and loan repayments) for 85 calendar days; additional excess trading will result in a limitation of one exchange day per calendar quarter for a 12 month period. Certain funds have a 90 day restriction on exchanging into a competing fund.

The following additional information presents the fund strategy and restrictions relative to Plan investments reported on net asset value at December 31, 2018:

(a)

Galliard Managed Income Fund (Wells Fargo Stable Value Fund D) sought safety of principal and consistency of returns while attempting to maintain minimal volatility. The fund was primarily comprised of investment contracts including Guaranteed Investment Contracts. Before exchanging from Galliard Managed Income Fund into a competing fund, an individual must first exchange to a non-competing fund for 90 days. Were the Plan to initiate a full redemption, a written request must be made twelve months prior to the designated valuation date.

(b)

T. Rowe Price Stable Value Common Trust Fund N seeks to maximize current income and maintain principal stability by investing primarily in a diversified portfolio of guaranteed investment contracts, bank investment contracts, synthetic investment contracts, and/or separate account contracts. Before exchanging from T. Rowe Price Stable Value Common Trust Fund N into a competing fund, an individual must first exchange to a non-competing fund for 90 days. The fund is closed to new investments, including contributions or exchanges. As of December 31, 2018, the Plan held no assets in the fund.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

(c)

Vanguard Target Date Funds seeks to provide capital appreciation and current income consistent with its current asset allocation. The funds invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of a specified target year. The fund’s asset allocation will become more conservative over time. Within seven years after the target date, the fund’s asset allocation should resemble that of the Target Retirement Income Trust Plus.

(d)

BlackRock Russell 2500® Index Fund is invested in portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total return of the segment of the United States market for publicly traded equity securities represented by the Russell 2500® Index. BlackRock uses a “passive” or indexing approach to try to achieve the fund’s investment objective.

(e)

BlackRock Equity Index Fund is invested in a portfolio of equity securities with the objective of approximating as closely as practicable the capitalization weighted total rate of return of that segment of the United States market for publicly traded equity securities represented by the larger capitalized companies. The criterion for selection of investments shall be the S&P 500® Index. BlackRock uses a “passive” or indexing approach to try to achieve the fund’s investment objective.

(f)

BlackRock U.S. Debt Index Fund is invested in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return of the market for debt securities as defined by the Bloomberg Barclays U.S. Aggregate Bond Index. BlackRock uses a “passive” or indexing approach to try to achieve the fund’s investment objective.

(g)

BlackRock MSCI ACWI ex-U.S. IMI Index Fund is invested in a portfolio of international equity securities whose total rates of return will approximate as closely as practicable the capitalization weighted total rates of return of the markets in certain countries for equity securities traded outside the United States. The primary criterion for selection of investments in the Fund shall be the MSCI ACWI ex-U.S. IMI IndexSM. BlackRock uses a “passive” or indexing approach to try to achieve the fund’s investment objective.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Fair Value Measurements as of December 31, 2018:
	Total	Level 1	Level 2	Level 3
Company stock	$171,793,017	$171,793,017	$—	$—
Mutual funds	424,617,827	424,617,827	—	—
Self-directed brokerage accounts	3,620,323	3,620,323
Common collective trusts (A)	1,514,711,581	—	—	—

Total investments at fair value	$2,114,742,748	$600,031,167	$—	$—

	Fair Value Measurements as of December 31, 2017:
	Total	Level 1	Level 2	Level 3
Company stock	$224,435,610	$224,435,610	$—	$—
Mutual funds	481,987,575	481,987,575	—	—
Common collective trusts (A)	1,614,576,925	—	—	—

Total investments at fair value	$2,321,000,110	$706,423,185	$—	$—

(A)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

6.	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$2,258,515,260	$2,433,249,816
Deemed loans from active employees	(1,716)	(12,110)

Net assets available for benefits per Form 5500	$2,258,513,544	$2,433,237,706

Allergan, Inc. Retirement 401(k) Plan

Notes to the Financial Statements

Years Ended December 31, 2018 and 2017

The following is a reconciliation of net decrease to net assets per the financial statements to the Form 5500:

Year Ended December 31, 2018
Net decrease to net assets per financial statements	$(174,734,556)
Add prior year deemed loans from active employees	12,110
Less deemed loans from active employees	(1,716)

Net decrease to net assets per Form 5500	$(174,724,162)

8.	ERISA Litigation

On February 14, 2017, an ERISA complaint was filed in the federal district court in California against the Plan Committees of the Company’s retirement plan alleging that the Committees breached their duties in investing in the Company’s stock when they knew or should have known of the purported conduct that allegedly occurred between February 2014 and November 2016, specifically that Allergan and certain of its officers made materially false and misleading statements regarding the Company’s internal controls over its financial reporting and failed to disclose that its Actavis generics unit had engaged in illegal, anticompetitive price-fixing with its generic industry peers. A similar ERISA complaint was filed on March 7, 2017 in the federal district court in New Jersey with substantially identical allegations. In July 2017, plaintiffs made a motion to consolidate the cases in the federal district court in New Jersey and filed a consolidated complaint in October 2017. The consolidated ERISA complaint asserts claims on behalf of a putative class of individuals who participated in the Company’s retirement plans and seeks an unspecified amount of damages and other injunctive relief. The Company filed a motion to dismiss the consolidated complaint in February 2018. In addition, class action complaints have been filed premised on the same alleged underlying conduct that is at issue in the securities litigation but that assert claims under the ERISA. These complaints have been consolidated in the district court in New Jersey. The court granted the Company’s motion to dismiss this complaint. The ERISA plaintiffs have appealed this decision to the Third Circuit Court of Appeals. The Third Circuit has scheduled oral argument for June 25, 2019. Therefore, given the early stages of this litigation the likelihood of any particular outcome or its potential impact cannot be determined at this time.

Allergan, Inc. Retirement 401(k) Plan

EIN: 95-1622442 PN: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Common stock:
*	Allergan Stock	Ordinary Shares	$171,793,017
Mutual funds:
	Dodge & Cox	Common Stock Fund	97,514,201
	American Funds	New Perspective-R6 Fund	40,107,569
	Loomis	Large Cap Growth Fund	80,969,442
	Metropolitan West	Total Return Bond Fund	64,478,891
	American Funds	EuroPacific Growth-R6 Fund	39,989,973
	Eaton Vance Atlanta Capital	Mid-Cap Growth Fund	101,477,096
	Vanguard	Money market fund	80,655

			424,617,827

Collective Trust Funds
	Vanguard	Index Retirement NL-O Fund	20,384,165
	Vanguard	Index 2015 NL-O Fund	32,171,636
	Vanguard	Index 2020 NL-O Fund	100,860,062
	Vanguard	Index 2025 NL-O Fund	166,102,115
	Vanguard	Index 2030 NL-O Fund	190,423,329
	Vanguard	Index 2035 NL-O Fund	215,325,292
	Vanguard	Index 2040 NL-O Fund	215,917,528
	Vanguard	Index 2045 NL-O Fund	138,902,914
	Vanguard	Index 2050 NL-O Fund	60,751,566
	Vanguard	Index 2055 NL-O Fund	25,579,906
	Vanguard	Index 2060 NL-O Fund	6,776,688
	Black Rock	Equity Index Fund	119,735,129
	Black Rock	U.S. Debt Index Fund	39,746,846
	Black Rock	Russell 2500® Index Fund	54,809,974
	Black Rock	MSCI ACWI ex-U.S. IMI Index Fund	58,777,485
	Wells Fargo	Stable Value Fund D	68,446,946

			1,514,711,581

Self-Directed Brokerage Accounts
*	Fidelity	Self-directed brokerage account investments	3,492,451
	Various external funds	Self-directed brokerage account investments	127,872
*	Participant Loans with various maturities through February 2037 with interest rates ranging from 4.25% to 10.25%		18,752,136

			$2,133,494,884

*	Party-in-interest for which a statutory exemption exists.

Allergan, Inc. Retirement 401(k) Plan

EIN: 95-1622442 PN: 002

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

For the year ended December 31, 2018

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected		Contributions corrected outside the VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$9,256	6/30/2016	7/25/2016	☒	$—	*	$9,256	—	—
56,740	9/30/2016	11/18/2016	☒	—	*	56,740	—	—
17,416	12/30/2016	1/27/2017	☒	—	*	17,416	—	—
3,921	12/23/2018	2/4/2019	☐	3,921	**	—	—	—

$87,333				$3,921		$83,412	$—	$—

*	The Plan Sponsor remitted $431 of lost earnings to the Plan on January 8, 2018.
**	The Plan Sponsor is in the process of finalizing lost earnings.

Allergan, Inc. Retirement 401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allergan, Inc. Retirement 401(k) Plan

By:	Allergan plc as Plan Administrator

By:	/s/ KELLIE SEARS
Kellie Sears
Chairperson, Employee Benefit Committee

Dated: June 14, 2019

Allergan, Inc. Retirement 401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm